UNI T ED STATES

                                    SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON ,     D . C . 20549



     D IVIS I O N OF
CORPORATION FI N ANCE



Mail Stop 3233

November 21, 2018

       Via E-mail
       Yu Wu
       Chief Executive Officer
       Kenloc, Inc.
       510 Shannon Way #2306
       Redwood City, California 94065

                       Re:   Kenloc, Inc.
                             Amendment No. 1 to
                             Draft Registration Statement on Form S-1
                             Submitted November 1, 2018
                             CIK No. 0001742491

       Dear Mr. Wu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       General

              1. We note your response to comment 2, however, we also note disclosure in the third paragraph on the cover page indicating that you will sell at market prices once your common stock is listed or traded on an exchange or automated quotation system or quoted on the OTCBB. Please revise to include a price in the registration statement that is not tied to the market price of the securities and that will last for the duration of the offering. Refer to Securities Act Rule 415(a)(4).
 Yu Wu
Kenloc, Inc.
November 21, 2018
Page 2

Risk Factors

Our articles of incorporation contain exclusive forum provisions, page 9

   2. You state that your articles provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Article X provides for jurisdiction of the District Courts of the
      State of Nevada and does not appear to provide for federal court jurisdiction for claims under the federal securities laws. Please tell us where you provide for federal court jurisdiction in your articles of incorporation. Also revise your risk factor to discuss the similar exclusive forum provision contained in your subscription agreement.

Use of Proceeds, page 12

   3. You disclose that net proceeds will be $1,875,000 after deducting commissions and estimated offering expenses payable by us. However, $1,875,000 is the gross amount that will be received if you sell 5,000,000 shares at $0.375/share. Please revise for clarification.

Management

Executive Officers, page 26

   4. We note your response to comment 13 that you have revised your disclosure as requested, but are unable to find the corresponding disclosure. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes, or skills that lead to the conclusion that Yu Wu, Lance Crisler, and Lei Wang should serve as directors. Refer to Item 401(e) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 28

   5. Your table indicates that you paid Mr. Wang a salary of $10,000 during the 2018 fiscal year, but total compensation is $3,000. In addition, you disclose total compensation of
      $2,000 for Mr. Wu, however, you fail to allocate such compensation to an appropriate column in the summary compensation table. Please revise as necessary.

Certain Relationships and Related Party Transactions, page 31

   6. We note your response to comment 16. Please identify the directors that advanced the company $100,025. Refer to Item 404(a)(1) of Regulation S-K.
 Yu Wu
Kenloc, Inc.
November 21, 2018
Page 3

Exhibit 5.1

   7. Please remove the assumption "upon compliance with the Securities Act of 1933" in the third paragraph of the opinion or explain how this assumption is necessary and appropriate. See Staff Legal Bulletin No. 19.

Exhibit 10.1

   8. The representation in section 4(a)(i) of your subscription agreement appears to conflict with Section 14 of the Securities Act of 1933. Please revise accordingly.

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi
Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3215 with any other questions.


                                                            Sincerely,

                                                            /s/ Kim McManus

                                                            Kim McManus
                                                            Senior Attorney
                                                            Office of Real
Estate and
                                                            Commodities